# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: AGL Private Credit Income Fund, CIK 0002011498
CUSIP: 000000000
Title of class of securities: Common Shares of Beneficial Interest, par value $0.001 per share
Address of issuer's principal executive offices: 535 Madison Avenue, 24th Floor, New York, New York (NY), 10022
Date of event which requires filing of this statement: 12/30/2024
Amends the filing with accession number 0001011438-24-000504
Filed by CIK 0001362558
Persons authorized to receive notices and communications: Turner Herbert, 211 Corniche, PO Box 3600, Abu Dhabi, United Arab Emirates (C0), 00000, 971 2 4150000

## Reporting persons
- Abu Dhabi Investment Authority (CIK 0001362558): type of reporting person: other (OO); citizenship or place of organization: United Arab Emirates (C0); source of funds: other (OO); sole voting power 429,166.27; shared voting power 0; sole dispositive power 8,727,114.18; shared dispositive power 0; aggregate amount beneficially owned 8,727,114.18 (99.6% of the class)
  Comment: Abu Dhabi Investment Authority (ADIA) is a public institution established in 1976 by the Government of the Emirate of Abu Dhabi (the Government) as an independent investment institution. ADIA is wholly owned and subject to constitutional supervision by the Government. ADIA has an independent legal identity with full capacity to act in fulfilling its statutory mandate and objectives.
- Platinum International Investment Holdings RSC Limited (CIK 0001790748): type of reporting person: corporation (CO); citizenship or place of organization: United Arab Emirates (C0); source of funds: other (OO); sole voting power 429,166.27; shared voting power 0; sole dispositive power 8,727,114.18; shared dispositive power 0; aggregate amount beneficially owned 8,727,114.18 (99.6% of the class)
- Platinum Falcon B 2018 RSC Limited (CIK 0001790749): type of reporting person: corporation (CO); citizenship or place of organization: United Arab Emirates (C0); source of funds: other (OO); sole voting power 429,166.27; shared voting power 0; sole dispositive power 8,727,114.18; shared dispositive power 0; aggregate amount beneficially owned 8,727,114.18 (99.6% of the class)
- Platinum Bird C 2024 RSC Limited (CIK 0002042774): type of reporting person: corporation (CO); citizenship or place of organization: United Arab Emirates (C0); source of funds: working capital (WC); sole voting power 429,166.27; shared voting power 0; sole dispositive power 8,727,114.18; shared dispositive power 0; aggregate amount beneficially owned 8,727,114.18 (99.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares of Beneficial Interest, par value $0.001 per share
Name of issuer: AGL Private Credit Income Fund
Address of issuer's principal executive offices: 535 Madison Avenue, 24th Floor, New York, New York (NY), 10022
Comment:
The following constitutes Amendment No. 3 ("Amendment No. 3") to the Schedule 13D filed with the Securities and Exchange Commission ("SEC") by Abu Dhabi Investment Authority ("ADIA"), Platinum International Investment Holdings RSC Limited ("Platinum Holdings"), Platinum Falcon B 2018 RSC Limited ("Platinum Falcon") and Platinum Bird C 2024 RSC Limited ("Platinum Bird", and together with Platinum Falcon, Platinum Holdings and ADIA, the "Reporting Persons") on October 28, 2024, as amended by Amendment No. 1 filed on November 26, 2024, and Amendment No. 2 filed on December 17, 2024. This Amendment No. 3 amends and supplements the Schedule 13D as specifically set forth herein.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of this Schedule 13D is supplemented and superseded, as the case may be, as follows:

The information in Item 4 is incorporated herein by reference. The Common Shares of the Issuer were purchased by Platinum Bird with the working capital of Platinum Bird.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of this Schedule 13D is supplemented and superseded, as the case may be, as follows:

On December 13, 2024, the Issuer delivered a Drawdown Notice to Platinum Bird to purchase Common Shares in an aggregate amount equal to $66,762,992 (the "Fourth Purchase Amount"). Platinum Bird paid the Fourth Purchase Amount to the Issuer to purchase 2,650,176.92 Common Shares at a per share purchase price of $25.1919, with such number of shares and purchase price being determined by the Issuer on December 30, 2024.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Each of ADIA, Platinum Holdings, Platinum Falcon and Platinum Bird may be deemed to beneficially own 8,727,114.18 Common Shares of the Issuer, which represents approximately 99.6% of the Common Shares outstanding, based on 8,758,495.24 Common Shares outstanding as of December 30, 2024, based on information received from the Issuer. The Common Shares reported herein are directly held and beneficially owned by Platinum Bird. Platinum Falcon, the sole owner of Platinum Bird, may be deemed to beneficially own the Common Shares directly held by Platinum Bird. Platinum Holdings, the sole owner of Platinum Falcon, may be deemed to beneficially own the Common Shares directly held by Platinum Bird. ADIA, the sole owner of Platinum Holdings, may be deemed the beneficial owner of the Common Shares directly held by Platinum Bird.
Number of shares as to which each person has sole or shared power to vote or dispose: Items 7 through 10 of each of the cover pages of this Schedule 13D are incorporated herein by reference. Each of the Reporting Persons may be deemed to have sole voting power over 429,166.26676 Common Shares and sole dispositive power over 8,727,114.18 Common Shares. The information in Item 4 regarding voting power over the Common Shares reported herein under the Voting Trust Agreement and the termination provisions of the Voting Trust Agreement are incorporated herein by reference.
Transactions in the class effected during the past sixty days: The information in Items 3 and 4 is incorporated herein by reference. Except as disclosed in this Schedule 13D, as amended, there have been no transactions by the Reporting Persons or the Scheduled Persons in the securities of the Issuer during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: The disclosure regarding the relationship between the Reporting Persons in Item 2(c) of this Schedule 13D is incorporated herein by reference.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of this Schedule 13D is supplemented and superseded, as the case may be, as follows:

The information in Item 4 is incorporated herein by reference.

## Signatures
- Abu Dhabi Investment Authority: /s/ Hamad Shahwan AlDhaheri, Hamad Shahwan AlDhaheri/Authorized Signatory (01/02/2025)
- Abu Dhabi Investment Authority: /s/ Saif Surour AlMashghouni, Saif Surour AlMashghouni/Authorized Signatory (01/02/2025)
- Platinum International Investment Holdings RSC Limited: /s/ Ahmed Salem Abdulla AlNeyadi, Ahmed Salem Abdulla AlNeyadi/Authorized Signatory (01/02/2025)
- Platinum International Investment Holdings RSC Limited: /s/ Mubarak Awad Qanazel AlAmeri, Mubarak Awad Qanazel AlAmeri/Authorized Signatory (01/02/2025)
- Platinum Falcon B 2018 RSC Limited: /s/ Ahmed Salem Abdulla AlNeyadi, Ahmed Salem Abdulla AlNeyadi/Authorized Signatory (01/02/2025)
- Platinum Falcon B 2018 RSC Limited: /s/ Mubarak Awad Qanazel AlAmeri, Mubarak Awad Qanazel AlAmeri/Authorized Signatory (01/02/2025)
- Platinum Bird C 2024 RSC Limited: /s/ Ahmed Salem Abdulla AlNeyadi, Ahmed Salem Abdulla AlNeyadi/Authorized Signatory (01/02/2025)
- Platinum Bird C 2024 RSC Limited: /s/ Mubarak Awad Qanazel AlAmeri, Mubarak Awad Qanazel AlAmeri/Authorized Signatory (01/02/2025)